SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
First Community Corporation
(Name of Issuer)
First Community Corporation
Leland A. Davis
Mark A. Gamble
Jerry C. Greene
Kenneth E. Jenkins
David R. Johnson
William J. Krickbaum
Sidney K. Lawson
A. Max Richardson
Tommy W. Young
(Name of Person(s) Filing Statement)
Common Stock, No Par Value
(Title of Class of Securities)
31984K10

(CUSIP Number of Class of Securities)
C. Michael Norton
Bone McAllester Norton PLLC
1600 Nashville City Center
511 Union Street
Nashville, Tennessee 37219
(615) 238-6300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
     This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒
     Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*/**	Amount of Filing Fee-
$3,712,500	$437.00

*	Based upon the value of the common stock to be converted to preferred stock or cash in the transaction.

**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $3,712,500 by .0001177.

☒	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $437.00	Filing Party: First Community Corporation
Form or Registration No.: Schedule 13E-3	Date Filed: September 27, 2005

TABLE OF CONTENTS

INTRODUCTION
TRANSACTION STATEMENT
ITEM 1.	Summary Term Sheet.
ITEM 2.	Subject Company Information
ITEM 3.	Identity and Background of Filing Person
ITEM 4.	Terms of Transaction
ITEM 5.	Past Contacts, Transaction, Negotiations and Agreements
ITEM 6.	Purposes of the Transaction and Plans or Proposals
ITEM 7.	Purpose(s), Alternatives, Reasons and Effects
ITEM 8.	Fairness of the Transaction
ITEM 9.	Reports, Opinions, Appraisals and Negotiations
ITEM 10.	Source and Amount of Funds or Other Consideration
ITEM 11.	Interest in Securities of the Subject Company
ITEM 12.	The Solicitation or Recommendation
ITEM 13.	Financial Statements
ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used
ITEM 15.	Additional Information
ITEM 16.	Exhibits
SIGNATURES
EXHIBIT INDEX

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by First Community Corporation, a Tennessee corporation (the “Company” or “First Community”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. We are proposing that our shareholders approve a reclassification of the Company’s stock by approving an amendment to the Company’s charter. The proposed charter amendment of First Community, if approved, will authorize the issuance of the Series A preferred stock and the Series B preferred stock. The charter amendment will also cause certain of the shares of common stock to be reclassified as preferred stock.
     If the reclassification is approved, this is how the reclassification will affect our shareholders generally:
•	Shareholders who currently own 1,500 or more shares of common stock will continue to own the same number of shares of common stock.

•	Shareholders who own 300 to 1,499 shares of common stock will have their shares reclassified as the same number of shares of Series A preferred stock.

•	Shareholders who own fewer than 300 shares will have their shares reclassified as the same number of shares of Series B preferred stock.
     A principal effect and objective of the transaction will be to reduce the number of shareholders of record of common stock to less than 300 and to have less than 500 shareholders holding shares of each series of preferred stock, which will allow us to terminate our reporting obligations to the United States Securities and Exchange Commission.
     Incorporated by reference to this Schedule 13E is a proxy statement in connection with the special meeting of First Community Corporation shareholders at which such shareholders will consider the proposed reclassification. The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.
TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
Reg. M-A 1001
     The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
Reg. M-A 1002
     (a) The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—About First Community Corporation” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Record Date” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST COMMUNITY COMMON STOCK AND DIVIDEND INFORMATION—Comparative Market Price Data” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST COMMUNITY COMMON STOCK AND DIVIDEND INFORMATION — Dividends” is hereby incorporated herein by reference.
     (e) Not applicable.
     (f) The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.
ITEM 3. Identity and Background of Filing Person
Reg. M-A 1003(a) through (c)

     (a)-(c) The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET-About First Community Corporation,” “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is hereby incorporated herein by reference.
     The following chart sets out certain additional information regarding each filing person:

RELATIONSHIP TO
NAME	SUJECT COMPANY	BUSINESS ADDRESS	TELEPHONE NUMBER
First Community Corporation	Self	809 West Main St.	423-272-5800
Rogersville, TN 37857
Leland A. Davis	Director	5416 Orebank Road	423-288-4262
Kingsport, Tennessee
Mark A. Gamble	President, Director	809 West Main St.	423-272-5800
Rogersville, TN 37857
Jerry C. Greene	EVP, Director	809 West Main St.	423-272-5800
Rogersville, TN 37857
Kenneth E. Jenkins	Director	8501 Stagecoach Road	423-235-6648
Bulls Gap, Tennessee 37711
David R. Johnson	Director	2608 Suffolk Street	423-288-4950
Kingsport, Tennessee 37660
William J. Krickbaum	Chairman, Director	704 West Hills Drive	423-272-6970
Rogersville, TN 37857
Sidney K. Lawson	Director	P.O. Box 700	423-272-2721
Rogersville, TN 37857
A. Max Richardson	Director	375 Westfield Place	423-349-4711
Kingsport, Tennessee 37664
Tommy W. Young	Director	P.O. Box 652	423-272-6143
Rogersville, Tennessee 37857
     To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. Terms of Transaction.
Reg. M-A 1004(a) and (c) through (f)
     (a) The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Overview of the Reclassification; Purpose and Structure of the Reclassification,” “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification,” “SPECIAL FACTORS-Accounting Treatment,” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Dissenters’ Rights” is hereby incorporated herein by reference.
     (e) None.

     (f) The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK-Series A Preferred Stock and Series B Preferred Stock to be Issued in Reclassification” is hereby incorporated herein by reference.
ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
Reg. M-A 1005(a) through (c) and (e)
     (a) The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Related Transactions,” is hereby incorporated herein by reference.
     (b)-(c) Not applicable.
     (e) The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Agreements Involving First Community’s Securities” is hereby incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
Reg. M-A 1006(b) and (c)(1)-(8)
     (b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification” and “SPECIAL FACTORS-Accounting Treatment” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification” is hereby incorporated herein by reference.
ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
Reg. M-A 1013
     (a)-(c) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “SPECIAL FACTORS-Overview of the Reclassification; Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.
ITEM 8. Fairness of the Transaction
Reg. M-A 1014
     (a)-(b) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference. Each filing person hereby stated that such person or entity believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and states that such person or entity relied on the analysis of the material factors under “ITEM 7. Purpose(s), Alternatives, Reasons and Effects” herein in reaching that conclusion.
     (c) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification,” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

     (e) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification,” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.
     (f) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
Reg. M-A 1015
     (a) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “OTHER MATTERS-Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification” and “SPECIAL FACTORS — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” is hereby incorporated herein by reference.
     (c) Not applicable.
ITEM 10. Source and Amount of Funds or Other Consideration.
Reg. M-A 1007
     (a)-(b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Fees and Expenses” is hereby incorporated herein by reference.
     (d) Not applicable.
ITEM 11. Interest in Securities of the Subject Company.
Reg. M-A 1008
     (a) The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.
ITEM 12. The Solicitation or Recommendation.
Reg. M-A 1012(d) and (e)
     (d) The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “SPECIAL FACTORS-Interests of Certain Persons in the Reclassification” is hereby incorporated herein by reference.
     (e) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
Reg. M-A 1010(a) and (b)
     (a) The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION-Selected Historical Financial Data,” “FINANCIAL INFORMATION-Selected Pro Forma Consoliated Financial Information” and “OTHER MATTERS-Information Incorporated by Reference” is hereby incorporated herein by reference. In that connection, the financial information set forth in First Community’s Annual Reports on Form 10-KSB, filed on March 31, 2005, and on Form 10-KSB/A, filed on July 25, 2005, and on Form 10-KSB, filed on March 27, 2006, and the financial information set forth in First Community’s Quarterly Reports on Form 10-QSB, filed on November 14, 2005, on May 15, 2006, and on August 14, 2006, are hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION-Selected Historical Financial Data” and “FINANCIAL INFORMATION-Selected Pro Forma Consoliated Financial Information” is hereby incorporated herein by reference.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
Reg. M-A 1009
     (a)-(b) The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING-Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS-Persons Making the Solicitation” is hereby incorporated herein by reference.
ITEM 15. Additional Information.
Reg. M-A 1011 (b)
     (a) The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. Exhibits.
Reg. M-A 1016(a) through (d), (f) and (g)
(a)	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter (incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. ___)

Annual Report on Form 10-KSB, filed on March 31, 2005, is hereby incorporated by reference.

Amendment to Annual Report on Form 10-KSB/A, filed on July 25, 2005, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on November 14, 2005, is hereby incorporated by reference.

Annual Report on Form 10-KSB, filed on March 27, 2006, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on May 15, 2006, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on August 14, 2006, is hereby incorporated by reference.

(b)	Not applicable.

(c)	Report of Howe Barnes Investments, Inc. attached hereto.

(d)	Not applicable.

(f)	Preliminary Proxy Statement.

(g)	Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2006	FIRST COMMUNITY CORPORATION
/s/ Mark A. Gamble
By: Mark A. Gamble
	Title:	President

/s/ Leland A. Davis
Leland A. Davis

/s/ Mark A. Gamble
Mark A. Gamble

/s/ Jerry C. Greene
Jerry C. Greene

/s/ Kenneth C. Jenkins
Kenneth C. Jenkins

/s/ David R. Johnson
David R. Johnson

/s/ William J. Krickbaum
William J. Krickbaum

/s/ Sidney K. Lawson
Sidney K. Lawson

/s/ A. Max Richardson
A. Max Richardson

/s/ Tommy W. Young
Tommy W. Young

EXHIBIT INDEX

Exhibit
Number	Description
(a)
Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter (incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. ___)

Annual Report on Form 10-KSB, filed on March 31, 2005, is hereby incorporated by reference.

Amendment to Annual Report on Form 10-KSB/A, filed on July 25, 2005, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on November 14, 2005, is hereby incorporated herein by reference.

Annual Report on Form 10-KSB, filed on March 27, 2006, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on May 15, 2006, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on August 14, 2006, is hereby incorporated by reference.

Exhibit (a)

(b)	Not applicable.
(c)	Report of Howe Barnes Investments, Inc.
(d)	Not applicable.
(f)	Preliminary Proxy Statement (see Exhibit (a))
(g)	Not applicable.

Exhibit (c)
Presentation to:
First Community Corporation
William J. Wagner Name
Title
Managing Director
Date
June 24, 2006

Overview
Up to today, First Community has: Evaluated the pros and cons of remaining a SEC registered company Determined that the costs of being registered outweigh the benefits Evaluated the different alternatives available to de-register Identified that preservation of capital is a key issue Selected the following structure: Shareholder’s with 150 or fewer shares will receive $20.00 cash
Shareholders with between 151 -999 shares will receive one share of Series A preferred stock for each share of common stock
Shareholder’s with 1,000 or more shares will be unaffected
The Bank will sell the shares acquired from the shareholders with 150 or fewer shares to certain directors
Determined that the transaction is fair
Filed the necessary forms with the SEC to begin the process and publicly announced the Bank’s intention to “Go Dark”
Received comments from the SEC
During this period of time, the SEC reviewed, recommended and then ultimately rejected providing relief to smaller filers

Objective for Today
Review current status of proposed transaction Re-affirm decision to “Go Dark”
Review developments in “Going Dark“transactions since initial filing with SEC
Review composition of shareholders
Review suggested structural modifications to proposed transaction
Determine course of action

Recent Going Dark Transactions in the Banking Industry Assets Trans. Annc. Assets Trans. Annc. Company Ticker Headquartes ($MM’s) Type Date Company Ticker Headquartes ($MM’ ;s) Type Date
Legends Financial Holdings, Inc. Clarksville, TN 230 Reclass 3/2/06 First Manitowoc Bancorp, Inc. FWBW Manitowoc, WI 607 COM 2/25/05 Home City Financial Corporation HCFC Springfield, OH 150 RS 1/26/06 Decatur First Bank Group, Inc. Decatur, GA 126 COM 2/9/05 First Citrus Bank Tampa, FL 161 Reclass 11/22/05 Benchmark Bankshares, Inc. BMBN Kenbridge, VA 285 RS 12/23/04 Citizens Bank Carthage, TN 446 Reclass 11/1/05 KS Bancorp, Inc. KSBI Smithfield, NC 223 RS 12/22/04 Georgia Bancshares, Inc. GABA Peachtree City, GA 272 Reclass 10/7/05 Logan County Bancshares, Inc. Logan, WV 185 COM 12/17/04 County Bank Corp CYBK Lapeer, MI 256 RS 10/7/05 Nicolet Bankshares, Inc. Green Bay, WI 375 COM 12/15/04 Citizens Effingham Bancshares, Inc. Springfield, GA 148 Reclass 9/30/05 The Republic Corporation Houston, TX 189 COM 12/6/04 First Community Corporation Rogersville, TN 213 Reclass 9/27/05 Big Lake Financial Corporation BGFC Okeechobee, FL 296 Reclass 11/23/04 CBC Holding Company CBHC Fitzgerald, GA 85 COM 9/26/05 Commercial National Fin. Corp. CEFC Ithaca, MI 244 COM 11/18/04 Clover Community Bankshares, Inc. Clover, SC 94 Reclass 9/15/05 Mississippi River Bank Belle Chasse, LA 97 RS 11/18/04 Republic Bancshares of Texas, Inc. Houston, TX 598 Reclass 9/15/05 Gateway Bancshares, Inc. Ringgold, GA 166 COM 11/18/04 First Citizens Bancorporation, Inc. FCBN Columbia, SC 4,991 COM 9/13/05 Fidelity Federal Bancorp FDLB Evansville, IN 202 RS 11/11/04 Southern Bancshares (N.C.), Inc. Mount Olive, NC 1,062 COM 9/12/05 First Commerce Com. Bshrs Inc. Douglasville, GA 85 RS 10/26/04 FirstFed Bancorp, Inc. FFDB Bessemer, AL 205 COM 9/9/05 Blackhawk Bancorp, Inc. BHWB Beloit, WI 416 RS 10/22/04 Flint River Bancshares, Inc. Camilla, GA 17 Reclass 9/7/05 Sturgis Bancorp, Inc. STBI Sturgis, MI 312 COM 9/29/04 Forsyth Bancshares, Inc. Cumming, GA 157 Reclass 8/30/05 Wells Financial Corp. WEFP Wells, MN 223 TO & RS 9/28/04 Illini Corporation ILIN Springfield, IL 253 COM 8/23/05 Southern Michigan Bancorp Inc. SOMC Col dwater, MI 311 COM 9/3/04 Allied Bancshares, Inc. Cumming, GA 102 Reclass 8/19/05 Darlington County Bancshares, Inc. Darlington, SC 36 COM 9/1/04 Merchants Bancorp, Incorporated Hillsboro, OH 360 Reclass 8/4/05 West Metro Financial Services, Inc. Dallas, GA 102 COM 8/30/04 Sound Banking Company Morehead City, NC 79 Reclass 7/27/05 Georgian Bancorp, Inc. Powder Springs, GA 370 COM 8/25/04 Iowa First Bancshares Corp. IFST Muscatine, IA 376 COM 7/22/05 First Banking Center, Inc. FBCI Burlington, WI 565 RS 8/20/04 Cherokee Banking Company CHKJ Canton, GA 165 COM 7/1/05 First Southern Bancshares, Inc. FSTH Florence, AL 95 COM 7/8/04 FC Banc Corp. FCBZ Bucyrus, OH 162 COM 6/24/05 Hemlock Federal Financial Corp. HMLK Oak Forest, IL 312 RS 6/1/04 Community Financial Hold. Co., Inc. Duluth, GA 257 Reclass 6/17/05 Logansport Financial Corp. LOGN Logansport, IN 154 OL TO 5/27/04 Luxemburg Bancshares, Inc. Luxemburg, WI 174 RS 6/14/05 American Bancorp, Inc. ABNC Opelousas, LA 101 COM 4/16/04 Guaranty Bancshares, Inc. GNTY Mount Pleasant, TX 564 COM 6/7/05 Coddle Creek Financial Corp. CDLX Mooresville, NC 138 RS 3/30/04 First Southern Bancorp Statesboro, GA 95 Reclass 6/7/05 Hemlock Federal Financial Corp. HMLK Oak Forest, IL 312 TO 3/16/04 FFD Financial Corporation FFDF Dover, OH 140 RS 5/24/05 Easton Bancorp Inc. EASB Easton, MD 102 COM 1/2/04 Home Loan Financial Corporation HLFC Coshocton, OH 160 RS 5/18/05 IBW Financial Corp. IBWF Washington, DC 303 RS 12/31/03 Community Investors Bancorp Inc. CIBI Bucyrus, OH 123 RS 5/17/05 Huron National Bancorp, Inc. Rogers City, MI 45 RS 11/7/03 Community Banks of Georgia, Inc. Jasper, GA 153 COM 5/3/05 First National Bankshares Corp. Ronceverte, WV 178 COM 11/6/03 State of Franklin Bancshares, Inc. Johnson City, TN 299 COM 4/23/05 HFB Financial Corporation HFBA Middlesboro, KY 257 COM 10/28/03 Heartland Bancshares, Inc. Sebring, FL 148 Reclass 4/20/05 Crazy Woman Creek Bancorp, Inc. CRZY Buffalo, WY 78 TO 10/3/03 United Tennessee Bankshares, Inc. UTBI Newport, TN 123 COM 4/14/05 Coddle Creek Financial Corp. CDLX Mooresville, NC 138 OL TO 10/1/03 Northeast Indiana Bancorp, Inc. NIDB Huntington, IN 233 RS 3/16/05 First Cherokee Bancshares, Inc. FCKE Woodstock, GA 191 COM 9/19/03 Community Bankshares, Inc. Cornelia, GA 830 RS 3/11/05 Valley Ridge Financial Corp. VYRG Kent City, MI 193 RS 9/19/03 ASB Financial Corp. ASBP Portsmouth, OH 173 RS 3/3/05 BankPlus, FSB BPLS Morton, IL 313 RS 7/15/03 Reclass = Reclassification of Stock RS = Reverse Stock Split COM = Cash Out Merger TO = Tender Offer OL TO = Odd Lot Tender Offer Note: Highlighted transactions were reclassifications Source: SNL Financial, LC and public filings 4

Terms of Selected Recent Reclassification Transactions
Big Lake Financial Corp. (FL) Community Financial Holding Heartland Bancshares (FL) First Southern Bancorp (GA) Sound Banking Company (NC) Company, Inc. (GA) Status Big Lake – Completed Completed Completed Completed Heartland — Completed Treatment of Registered & Effected at record level Effected at record level Effected at record level Effected at record level Beneficial Note: Common stock not preferred
Dividends Receive preference over common; no Receive preference over common; Can receive discretionary Dividend preference over Class B obligation to pay dividends; non- no obligation to pay dividends; dividends; receives dividends (Class B for larger S/H) cumulative non-cumulative before common Perpetual Preferred No maturity date; Cannot be Cannot be redeemed at the option No maturity date; Cannot be NA — Common stock redeemed at the option of the holder of the holder redeemed at the option of the holder Voting None except can vote upon any Can only vote on a change of Can vote only upon a change of None except can vote upon any Rights acquisition of 25% or more of the control; vote together with control of the Bank or as may acquisition of 25% or more of the company common stock instead of as a otherwise be required by law company separate class of securities
Conversion Rights Converts into one share of common Converts into common stock upon Receive same proportionate Class A shares convert into Class in the event of a change in control a change in control consideration as common in a B shares automatically upon a change of control change in control (Share for share) Liquidation Preference Preference in distribution of assets in Preference in liquidation equal to Preference in distribution of Preference in distribution of liquidation equal to the book value of the greater of $10.00, the book assets in liquidation equal to the assets in liquidation equal to the common stock at the time of the value of the preferred, or the book value of common stock at liquidation value conversion to preferred amount paid to common time of the conversion to preferred shareholders Liquidation Value Equal to prior quarter’s book value Greater of (1) book value at Equal to prior quarter’s book value Equal to prior quarter’s book value liquidation, (2) amount to be paid to common holders, or (3) $10.00 per share Preemptive Rights Do not have any preemptive rights to None Do not have any preemptive rights None purchase any class of the issuer’s to purchase any class of the common stock issuer’s common stock
Redemption Rights The issuer cannot force the holder to Holders have no right to require The issuer cannot force the holder None redeem the shares; the holder cannot that the company redeem their to redeem the shares; the holder force the issuer to redeem the shares shares cannot force the issuer to redeem the shares
Call Rights / Right of First None Company can call at a price None None Refusal equal to the greater of book value of the preferred, market value of the preferred or the market value of the common
Dissenters Rights May exercise appraisal rights subject May exercise dissenter’s rights No appraisal rights under NC law Entitled to appraisal rights under to certain limitations of FL law under GA law GA law
Source: SNL Financial, LC and public filings

Terms of Selected Recent Reclassification Transactions
Republic Bancshares of Texas, Clover Community Bankshares, Legends Financial Holdings, Inc. (TX)Inc. (SC) First Citrus Bank (FL) Inc. (TN) Status Completed Completed Completed Pending Treatment of Registered & Effected at record level Same Same Effected at record level
Beneficial Note: Transfers cannot increase # Note: S/H with less than 251 got Note: S/H with less than 500 got of holders or must be approved by Class B preferred; 251-1,001 got Class B common; 500-1,499 got the BoD Class A preferred Class A common
Dividends Dividend preference; Will receive Dividend preference Dividend preference Class A — 3% premium to common the same dividends as common Class B — 5% premium to common
Perpetual Preferred No maturity date; Cannot be No maturity date; Cannot be No maturity date; Cannot be NA — Common stock redeemed at the option of the redeemed at the option of the redeemed at the option of the holder holder holder
Voting None except can vote upon any None except can vote upon any None except can vote upon any Class A: can vote on merger and Rights acquisition of 50% or more of the acquisition of 50% or more of the acquisition of 25% or more of the as as may be required by law; company or that would affect company company Class B as required by law rights of Series A preferred stock
Conversion Rights Converts into common stock upon Converts into common stock upon Converts into common stock upon None a change in control a change in control a change in control; Class A may convert into common 1 year from date effective
Liquidation Preference Preference in distribution of Preference in distribution of Preference in distribution of None — same as common assets in liquidation equal to the assets in liquidation equal to the assets in liquidation equal to the liquidation value liquidation value liquidation value
Liquidation Value Equal to prior quarter’s book value Greater of book value, $8.78 or Equal to prior quarter’s book value None — same as common ($10.00) amount paid to common holders ($12.74)
Preemptive RightsNone NoneNone None Redemption RightsNone NoneNone None Call Rights / Right of First None Board has right of first refusal to None None Refusal purchase stock if a transfer would result in new shareholders
Dissenters Rights No dissenter / appraisal rights May exercise dissenter’s rights May exercise appraisal rights May exercise dissenter’s rights available under TX law under SC law subject to certain limitations of FL under TN law law
Source: SNL Financial, LC and public filings

Registered Shareholder List Analysis(1) Stratification of Ownership Shareholders Shares Share- Cumulative At or At or Held holders Shares Shares Below Above Registered 2,501 + 144 1,504,750 1,504,750 849 144 2,500 — 1,501 54 108,718 1,613,468 705 198 Unchanged 1,500 — 1,500 32 48,000 1,661,468 651 230 1,499 — 1,351 4 5,703 1,667,171 619 234 1,350 — 1,250 12 15,685 1,682,856 615 246 1,249 — 1,101 11 13,063 1,695,919 603 257 1,100 — 1,001 14 14,947 1,710,866 592 271 1,000 — 1,000 15 15,000 1,725,866 578 286 999 — 900 23 20,766 1,746,632 563 309 899 — 800 8 6,665 1,753,297 540 317 799 — 750 28 21,103 1,774,400 532 345 Class A (386 Shareholders) 749 — 700 3 2,100 1,776,500 504 348 699 — 601 7 4,524 1,781,024 501 355 600 — 600 68 40,800 1,821,824 494 423 599 — 500 17 8,984 1,830,808 426 440 499 — 401 12 5,357 1,836,165 409 452 400 — 400 18 7,200 1,843,365 397 470 399 — 301 8 2,791 1,846,156 379 478 300 — 300 138 41,400 1,887,556 371 616 299 — 276 1 280 1,887,836 233 617 275 — 251 1 252 1,888,088 232 618 250 — 226 4 1,000 1,889,088 231 622 225 — 201 7 1,540 1,890,628 227 629 200 — 200 21 4,200 1,894,828 220 650 199 — 151 7 1,251 1,896,079 199 657 Class B 150 — 150 100 15,000 1,911,079 192 757 149 — 126 2 258 1,911,337 92 759 125 — 101 4 420 1,911,757 90 763 100 — 100 50 5,000 1,916,757 86 813 99 — 0 36 1,770 1,918,527 36 849 Total Registered 849 1,918,527 (1) Based on the registered shareholder list provided by the Company on 5/12/2006 and the security position report as of 05/17/06. Assumes that the transaction is effected at the record shareholder level and that two brokerage firms receive Series A Preferred Stock and one brokerage firm receives Series B Preferred Stock. Includes211,856 shares held by 15 brokerage firms.

Detailed Analysis of Current Structure
Shareholders with 150 of fewer shares will receive $20.00 cash
Necessary component of structure as common shareholders cannot be reduced below 300 without creating more than 500 new preferred shareholders
Certain directors to purchase these shares
Shareholders with 151-999 shares to receive one share of Series A preferred stock for each share of common stock owned.
Series A preferred stock will have the following characteristics:
Dividends preference — dividends must be at least equal to or greater than dividends on common shares
Dividend premium — none Term — perpetual Limited voting rights Convertible to common shares in a change of control Liquidation value of $20.00/share vs. book value of $7.26/share No preemptive or redemption rights (similar to common shares) Shareholders with 1,000 or more shares are unaffected Transaction to be effected at “record“shareholder level
Shares held in brokerage accounts are unaffected as long as broker owns, after aggregating all shares held for its customers, in excess of the minimum number to be unaffected by the merger
Up to record date, shareholders can transfer shares to brokerageaccount
Up to the effective time, shareholders can transfer shares out of street name and into record form
Once common shareholders fall below 300, will need to make sure that shareholders do not exceed 300 or Bank will need to re-register

Suggested Structure
Eliminate cash out of shareholders with 150 or fewer shares
Reclassify smaller shareholders into two new classes of preferred stock
Shareholders holding 300 to 1499 shares would receive Class A Preferred Stock Shareholders holding less than 300 shares would receive Class B Preferred Stock
Effect transaction at record shareholder level
Transaction would preserve as much capital as possible and wouldallow all current shareholders to retain an economic interest in the company
Transaction Overview
Common Stock Class A Preferred Stock Class B Preferred Stock Pro forma owners 1,500 + shares 300 –1,499 shares < 300 shares Number of pro forma 230 386 233 record owners (est.) (includes 15 at CEDE) Maximum to Re-register 300 500 500 Number of shares 1,661,468 226,088 30,971 Percent of ownership[1] 86.6% 11.8% 1.6%
(1) Based on the registered shareholder list provided by the Company on 5/12/2006 and the security position report as of 05/17/06. Assumes that the transaction is effected at the record shareholder level and that two brokerage firms receive Series A Preferred Stock and one brokerage firm receives Series B Preferred Stock

Potential Terms for New Classes of Preferred Stock
Comparison on Potential Terms
Common Stock(1) Class A Preferred Stock Class B Preferred Stock Pro forma owners 1,500 + shares 300 –1,499 shares < 300 shares
Preference over common Preference over common Common + 10% Dividends —Common + 5% 10¢per year guarantee (Noncumulative)
No maturity date;
Perpetual preferred — Same as Class A
Cannot be redeemed by the holder
Voting rights All matters On a change of control even if not required by law As required by law
Equal to book value of common quarter most recently preceding
Liquidation preference / value — the record date of the transaction, but will not receive less than Same as Class A common shareholders in a liquidation
Rights to purchase any additional shares of stock of a class or
Preemptive rights — series issued in the future which is superior or on parity with None Class A Preferred Stock
Set so that the transaction is neutral to the book value per share
Par value — Same as Class A of common stock Conversion — Converts to common in a merger Same as Class A
Number of shares will be increased for any split or stock dividend
Anti-dilution adjustment — Same as Class A of common
(1) Would not change current terms

Next Steps
Set transaction structure Decide on thresholds for new classes of preferred Select terms for each new class of preferred
Draft proxy statement and Schedule 13-E3 to reflect new structure
Receive and respond to SEC comments on revised transaction documents
After responding to all SEC comments, print and mail proxy statement to shareholders
Hold shareholder meeting to approve transaction Effect transaction File Form 15 with the SEC to deregister securities
90 days until all reporting requirements cease (financial reporting ceases immediately)

Deregistration Expenses First Community Corporation Running Total of Expenses Associated with Stock De-Registration Initiative Period June 1, 2005 to June 21, 2006 Cash Expenses Paid from 1-1-2005 to 12-31-05: Type:
6/21/05 30131 Proxy: ADP Investor Communication Services — Proxy expenses 3.89 Misc. 6/28/05 30134 Proxy: Bankcard Center — Gamble card -special bd mtg deposit 1,000.00 Board Meeting 6/28/05 30133 Proxy: Inn on Biltmore Estate — Special board meeting expenses 15,254.02 Board Meeting 8/23/05 30143 Proxy: Pugh & Co — 10Q review & stk deregistration consulting 5,000.00 Accountant 9/28/05 30148 Proxy: Pugh & Co — stock deregistration proxy review 2,900.00 Accountant 9/22/05 Wire Proxy: The Mellon Bank — SEC fee 437.00 SEC Filing Fee 10/21/05 30150 Bowne of Atlanta: Proxy — Filing Schedule 13E-3 2,887.52 Data Conversion Fee Total Cash Proxy Expenses Paid As Of 12-31-05 27,482.43 Cash Expenses Paid from 1-1-2006 to 6-21-06:
4/11/06 30166 Bowne of Atlanta, Inc. — Sch. 13E Edgar filing 803.37 Data Conversion Fee 5/12/06 30169 Pugh & Company (deregistration assistance & capital analysis issues) 3,750.00 Accountant 5/31/06 31075 Pugh & Co (assistance to revisions with going private proxy) 525.00 Accountant Total Cash Proxy Expenses Paid As Of 6-21-06 5,078.37 Total Cash Proxy Expenses 1-1-2005 to 6-21-2006 32,560.80 Accounts Payable as of 6-21-2006
Bone, McAllester, Norton, PLLC — legal fees 5-31-2005 to 5-26-2006 71,439.90 Legal Howe Barnes Investments, Inc. — Financial Advisory Agreement 25,000.00 Consulting Trip to Raleigh to meet w/Howe Barnes (Mark and Tyler ) 517.95 Travel Total Accounts Payable 96,957.85 Total All Expenses for period 1-1-2005 to 6-21-2006 129,518.65